SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE 35300016831

MATERIAL FACT

PRELIMINARY STUDIES ON ALTERNATIVES FOR THE COMPANY'S CAPITALIZATION

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Article 157, Paragraph 4 of Law No. 6.404/76 and the provisions of CVM Instruction No. 358/02, announces to its shareholders and to the market in general that, the State Privatization Program’s  Board, established by the  State Law 9.361, dated as of July 5th, 1996, unanimously resolved, on this date (“Resolution”):

(i) To proceed with studies on alternatives for the Capitalization of Sabesp (“Capitalization”);

(ii) The hiring, by Sabesp, of the International Finance Corporation (“IFC”), an institution bound to the World Bank; and

(iii) The conclusion of an agreement between Sabesp and the São Paulo State Government, through the Secretariat of Sanitary and Water Resources and the Secretariat of Finance, to delineate the scope of the IFC’s hiring and to govern the relationship between the contracting parties, including proportional reimbursement of expenses.

The proposed Capitalization provides the establishment of a new company to exercise Sabesp’s direct corporate control after the conference of the totality of share interest owned by the São Paulo State Government into the stock capital of the new company. São Paulo State Government will continue, under any circumstances, to hold sufficient shareholding interest to assure the exercise of Sabesp’s majority corporate control, as provided by law. The purpose of the Capitalization is to overcome financial restrictiveness and preserve the expansion of the activities of universalization of basic sanitation services promoted by the Company.

If further studies are implemented, new information will be disclosed regarding the possible Capitalization, which, if continued, may provide for the admission of institutional investors in order to fund the new company's share capital, allowing to strengthen Sabesp's corporate governance and business efficiency in order to preserve the development of its activities of universal sanitation services in the São Paulo State.

During this process the Company will disclose any relevant developments over this subject

The Resolution is available on Sabesp’s Investor Relations website, section Material Facts.

São Paulo, May 12, 2017.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 15, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.